Exhibit 3.2
AMENDMENT
to the
AMENDED AND RESTATED
BYLAWS
of
PEERLESS MFG. CO.
As Adopted and in Effect on May 18, 2006
     Section 1 of Article III of the Bylaws of Peerless Mfg. Co. is hereby amended and restated in its entirety to read as follows:
     “Section 1. The number of directors of the corporation shall be set by resolution of the board of directors, provided, however, that the number of directors shall not be less than five (5) nor more than ten (10). Directors need not be residents of the State of Texas or shareholders of the corporation. No decrease in the number of directors shall have the effect of reducing the term of any incumbent director. A director may only be removed from office for “cause” (as defined below), at a meeting of shareholders called expressly for that purpose by the affirmative vote of shareholders holding sixty six and two-thirds percent (66 2/3%) or more of the issued and outstanding shares then entitled to vote at any election of the directors. For purposes of this Section, “cause” shall mean the willful engaging by the director in illegal conduct or gross misconduct which is materially and demonstrably injurious to the corporation. For purpose of this provision, no act or failure to act, on the part of the director, shall be considered willful unless it is done, or omitted to be done, by the director in bad faith or without reasonable belief that the director’s action or omission was in the best interests of the corporation.
     The directors will be divided into three classes designated as Class I, Class II, and Class III. Each class shall consist of an equal number of directors or as close to an equal number of directors as possible. At each annual shareholders’ meeting, each of the successors to the directors of the Class whose term will expire at such annual meeting will be elected for a term running until the third annual meeting succeeding his or her election and until his or her successor has been duly elected and qualified.”